SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Kirkland Lake Gold Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

49741E100

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  49741E100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resolute Performance Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,680,000[1]
	6	SHARED VOTING POWER 16,680,000[1]
	7	SOLE DISPOSITIVE POWER 16,680,000[1]
	8	SHARED DISPOSITIVE POWER 16,680,000[1]

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,680,000[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%[2]
12	TYPE OF REPORTING PERSON FI3

[1]	Resolute Funds Limited, the Trustee and Manager of Resolute Performance Fund, may be deemed to have sole voting and dispositive power over the issuer’s Common Shares and Tom Stanley, the President, Chief Investment Officer and Portfolio Manager of Resolute Funds Limited, may be deemed to have sole voting and dispositive power over the issuer’s Common Shares.

[2]	Based on 210,944,884 total Common Shares of the issuer outstanding as of December 31, 2017.

[3]	Resolute Performance Fund is an open-ended investment trust established under the laws of Ontario, Canada.

CUSIP No.  49741E100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Resolute Funds Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,680,000[1]
	6	SHARED VOTING POWER 16,680,000[1]
	7	SOLE DISPOSITIVE POWER 16,680,000[1]
	8	SHARED DISPOSITIVE POWER 16,680,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,680,000[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%[2]
12	TYPE OF REPORTING PERSON IA3

[1]	The shares are owned directly by Resolute Performance Fund. Resolute Funds Limited is the Trustee and Manager of Resolute Performance Fund and may be deemed to have sole voting and dispositive power over the shares of the issuer’s Common Shares.

[2]	Based on 210,944,884 total Common Shares of the issuer outstanding as of December 31, 2017.

[3]	Resolute Funds Limited is registered with the Ontario Securities Commission as an Adviser in the category of Portfolio Manager and Investment Fund Manager.

CUSIP No.  49741E100

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Tom Stanley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 16,680,000[1]
	6	SHARED VOTING POWER 16,680,000[1]
	7	SOLE DISPOSITIVE POWER 16,680,000[1]
	8	SHARED DISPOSITIVE POWER 16,680,000[1]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,680,000[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐ Not Applicable.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.9%[2]
12	TYPE OF REPORTING PERSON IN

[1]	The shares are owned directly by Resolute Performance Fund. Resolute Funds Limited is the Trustee and Manager of Resolute Performance Fund and Tom Stanley is the President, Chief Investment Officer and Portfolio Manager of Resolute Funds Limited and may be deemed to have sole voting and dispositive power over the issuer’s Common Shares.

[2]	Based on 210,944,884 total Common Shares of the issuer outstanding as of December 31, 2017.

Item 1(a)	Name of Issuer: Kirkland Lake Gold Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices: Royal Bank Plaza, South Tower 200 Bay Street, Suite 3120 Toronto, Ontario Canada M5J 2J1

Item 2(a)

Name of Persons Filing:

Resolute Performance Fund; Resolute Funds Limited, the manager and trustee of Resolute Performance Fund; and Tom Stanley, the President, Chief Investment Officer and Portfolio Manager of Resolute Funds Limited.

Item 2(b)	Address of Principal Business Office of the Reporting Persons: 2323 Yonge Street, Suite 502 Toronto, Ontario Canada M4P 2C9

Item 2(c)	Citizenship: Ontario, Canada

Item 2(d)	Title of Class of Securities: Common Shares

Item 2(e)	CUSIP Number: 49741E100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act;

(b)	☐	Bank as defined in section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _________

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: 16,680,000 Common Shares

(b)	Percent of class: 7.9%. The percentages used herein and in the rest of Item 4 are calculated based upon 210,944,884 total Common Shares issued and outstanding as of December 31, 2017.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 16,680,000

(ii)	Shared power to vote or to direct the vote: 16,680,000

(iii)	Sole power to dispose or to direct the disposition of: 16,680,000

(iv)	Shared power to dispose or to direct the disposition of: 16,680,000

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

         After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2018	RESOLUTE PERFORMANCE FUND

	By:	/s/ Anna Goncharova
Name: Anna Goncharova
Title: Chief Financial Officer of Resolute Funds Limited, its Manager and Trustee

RESOLUTE FUNDS LIMITED

	By:	/s/ Anna Goncharova
Name: Anna Goncharova
Title: Chief Financial Officer

	By:	/s/ Tom Stanley
Name: Tom Stanley

EXHIBIT A

Joint Filing Agreement

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Shares of Kirkland Lake Gold Ltd. shall be filed on behalf of each of the undersigned. The undersigned hereby further agree that this Agreement shall be filed as an exhibit to such Schedule 13G. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 6, 2018	RESOLUTE PERFORMANCE FUND

	By:	/s/ Anna Goncharova
Name: Anna Goncharova
Title: Chief Financial Officer of Resolute Funds Limited, its Manager and Trustee

RESOLUTE FUNDS LIMITED

	By:	/s/ Anna Goncharova
Name: Anna Goncharova
Title: Chief Financial Officer

	By:	/s/ Tom Stanley
Name: Tom Stanley